UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Announces Receipt of Revised Centauro Offer and that the Netshoes Board Is Unable in the Available Time to Reach a Determination as to the Centauro Offer and Reaffirms Recommendation for a Transaction with Magazine Luiza

The information included in this Current Report on Form 6-K (“Form 6-K”) is expressly incorporated by reference into the Information Statement, dated June 3, 2019, furnished by Netshoes (Cayman) Limited (“Netshoes”) with the U.S. Securities and Exchange Commission (SEC Accession No. 001292814-19002121) (the “Information Statement”).

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has received at 6:53 p.m. and 11:00 p.m. (São Paulo time) on June 13, 2019 further revised unsolicited proposals from Grupo SBF S.A., a sociedade anônima incorporated under the laws of Brazil and with shares listed in the Brazilian stock exchange (B3) under ticker “CNTO3” (“Centauro”), for purchase of all of the outstanding common shares of Netshoes through a merger transaction pursuant to which Netshoes shareholders would receive a payment in cash of US$4.10 for each share (the “Centauro Offer”).

As previously announced, on June 13, 2019 Netshoes entered into a second amendment to the Agreement and Plan of Merger, dated April 29, 2019 and amended on May 26, 2019, by and among Netshoes, Magazine Luiza S.A. (“Magalu”) and its subsidiary (as amended from time to time, the “Merger Agreement”) to increase the Per Share Merger Consideration (as such term is defined in the Merger Agreement) from US$3.00 to US$3.70, and to increase the amount of that certain Company Termination Payment (as such term is defined in the Merger Agreement) from US$1,800,000 to US$6,000,000.

The Centauro Offer addresses several of the Company’s principal concerns with its earlier offers, including by providing a R$120 million bridge loan available upon execution of a merger agreement with Centauro and by Centauro assuming certain anti-trust risks. There remain, however, contractual provisions that would require negotiation to assure greater protection to the Company in view of the longer timeframe that would be required to execute a transaction with Centauro. Furthermore, while Centauro has sought to address these concerns through a liquidity facility, there is continued uncertainty as to the duration of the anti-trust review process, which creates risk to the Company in view of its severe liquidity constraints.  Had Centauro extended its latest offers earlier, the Board of Directors of Netshoes (the “Board”) would have benefitted from time to engage with Centauro to seek to evaluate the offers and address any remaining concerns.

Due to the receipt of the Centauro Offer on the evening before the scheduled shareholders’ meeting, the Board has determined, in consultation with its financial and legal advisors, that, regardless of the higher price offered by Centauro, as compared to the price to be paid by Magalu under the Merger Agreement, the Board is unable, in the insufficient time available, to reach a determination as to whether the Centauro Offer could reasonably be expected to constitute, result in or lead to a Superior Proposal (as such term is defined in the Merger Agreement). Although the Centauro Offer represents a 9.75% increase in Per Share Merger Consideration, the timing of the Centauro transaction, including as to shareholder approvals and anti-trust approvals, remains uncertain.  Furthermore, the Merger Agreement contains a “force the vote” provision that restricts the Company’s ability to adjourn the shareholders’ meeting without Magalu’s consent.  Magalu has advised the Company’s representatives that it will not agree to a second adjournment of the shareholders’ meeting.

In light of the aforementioned, the Netshoes Board advises its shareholders to consider the information available in casting its vote and unanimously reaffirms (with the abstention of Mr. Marcio Kumruian on advice of counsel) in accordance with the Merger Agreement, its recommendation in favor of the Magalu transaction.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 13, 2019